VFI-15-03

02054965

...TATES
...ANGE COMMISSION
...D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53567

SEC MAIL PROCESSING SECTION RECEIVED DEC 3 0 2002 WASH. D.C. 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/02 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD WATERHOUSE CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Greene Street
(No. and Street)

Jersey City (City) New Jersey (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL GUANERI 212-908-7310
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PAUL GUANERI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD WATERHOUSE CAPITAL MARKETS, INC., as of OCTOBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Paul Guaneri
Signature

CHIEF FINANCIAL OFFICER
Title

Douglas Badstein December 18, 2002

DOUGLAS BADSTEIN
Notary Public, State of New York
No. 01BA6072953
Qualified in Rockland County
Commission Expires April 15, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
DEC 30 2002
WASH. D.C. 155 SECTION

TD Waterhouse Capital Markets, Inc.

Statement of Financial Condition
October 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
TD Waterhouse Capital Markets, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TD Waterhouse Capital Markets, Inc. at October 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 25, 2002

TD Waterhouse Capital Markets, Inc.
Statement of Financial Condition
October 31, 2002

Assets			
Cash		$	1,073,891
Securities owned, at market value			
U.S. government and agency obligations	3,149,331		
Corporate stocks	428,514		
			3,577,845
Receivable from affiliated clearing broker			514,048
Deposits with clearing organization			300,000
Receivable from clearing organization			239,173
Membership in exchange (market value $15,000)			28,000
Furniture and equipment, at cost, less accumulated depreciation of $7,799			122,369
Other assets			22,751
Total assets		$	5,878,077
Liabilities and stockholder's equity			
Liabilities			
Securities sold, not yet purchased, at market value		$	559,753
Payable to affiliates			596,556
Accounts payable, accrued expenses and other liabilities			1,481,356
			2,637,665
Commitments and contingent liabilities (Notes 4 and 8)			
Subordinated borrowing			2,000,000
Stockholder's equity			1,240,412
Total liabilities and stockholder's equity		$	5,878,077

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

TD Waterhouse Capital Markets, Inc. (the "Company") operates as a Boston Stock Exchange, Inc. (BSE) specialist in listed securities and a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the NASDAQ Stock Market and the OTC Bulletin Board. The Company is a securities brokerage firm registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the BSE. The Company was incorporated in July 2001 and commenced operations in June 2002. The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of TD Bank.

Securities owned and securities sold, not yet purchased, which consist of treasury bills and OTC and listed securities, are carried at market value based on quoted market prices and are recorded on a trade date basis.

Depreciation is provided on a straight-line basis generally using estimated useful lives of three to five years.

The membership in exchange is carried at cost.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their carrying value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Furniture and Equipment

Furniture and equipment is comprised of the following:

Computer equipment	$ 83,561
Furniture and fixtures	46,607
	130,168
Less: accumulated depreciation	(7,799)
	$ 122,369

3. Related Party Transactions

Transactions with affiliated clearing broker
The Company clears a portion of its securities transactions through an affiliated clearing broker on a fully disclosed basis.

The affiliated clearing broker is responsible for collecting trading revenue, commissions and related fees from customers and generally remits such amounts, net of clearing fees charged, to the Company within thirty days. The net amount receivable from the affiliated clearing broker of $514,048 at October 31, 2002 represents the net of the prior month's activity.

An affiliate performs certain support services (e.g., accounting, marketing, legal, human resources) for the Company.

4. Commitments and Contingent Liabilities

The Company leases all of its office space from an affiliate.

5. Net Capital Requirements

As a registered broker-dealer and a NASD member, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 12 1/2% of aggregate indebtedness.

At October 31, 2002, the Company had net capital of $2,905,277, which was $2,645,538 in excess of required net capital.

6. Subordinated Borrowing

The borrowing under a subordinated agreement at October 31, 2002, is as follows:

Subordinated note with Parent, 3.85%, due June 30, 2005	$ 2,000,000

All interest on the subordinated note is payable on June 30, 2005, the maturity date of the subordinated note.

The subordinated borrowing is available in computing net capital under the Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. Income Taxes

The Company files consolidated Federal and State income tax returns with the Parent. The consolidated tax expense is allocated between the Parent, the Company and its affiliates based on their respective contributions to consolidated taxable income.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2002, all

amounts due to or from the Parent for income taxes, including deferred taxes are satisfied through the intercompany account.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, securities transactions for brokerage customers are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. The Company engages in various brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.